Exhibit 21.1

FLORIDA EAST COAST HOLDINGS CORP.

SUBSIDIARIES

Subsidiaries	Jurisdiction of Organization
Florida East Coast Railway Corp.	Delaware
Florida East Coast Railway, L.L.C.	Florida
FEC Highway Services, L.L.C.	Florida
Florida East Coast Deliveries, LLC	Florida